News Release	TSX, AMEX Symbol: NG

NovaGold Recommends Shareholders Continue to Reject Barrick’s Hostile Bid

December 5, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX/AMEX: NG) today advised its shareholders to continue to reject the hostile US$16.00 per share takeover bid from Barrick Gold Corporation (TSX/NYSE: ABX), which expires December 6th. NovaGold continues to trade above the offer price, closing at US$16.25 on December 4th.

“The Barrick bid is ending as it began more than four months ago—hostile and inadequate,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “By announcing its hostile bid in July, Barrick chose to break off the good faith discussions that were underway to resolve Barrick’s inability to meet the contract terms at Donlin Creek. Prior to that time, NovaGold had repeatedly lodged its concerns at joint venture meetings that Barrick/Placer was behind schedule and in jeopardy of losing its ability to earn any additional interest in the Donlin Creek project. NovaGold tried to resolve things on a win-win basis, but Barrick firmly shut that door. While NovaGold will continue to work with Barrick at Donlin Creek to benefit both companies, clearly our main responsibility is to protect the best interests of our shareholders.

“Over the past several years, NovaGold has built the management expertise to be able to finance, construct and operate its projects and successfully make the transition from development to production. Rock Creek can provide cash flow to run the Company, and with a financing and joint venture partner anticipated for Galore Creek in the first quarter of 2007, we plan to build that project on time and on budget. Galore Creek can then provide cash flow to build Donlin Creek.

“Management is confident that we can finance these projects and manage the risks associated with their construction, thereby delivering significantly more shareholder value than Barrick’s low-ball US$16 bid. NovaGold’s goal is to become North America’s next high-quality mid-tier gold and copper producer.

“We appreciate the exceptional support of our shareholders. With the expiry of Barrick’s bid on December 6th, management can dedicate 100% of its time and energy moving the Company forward to create and deliver shareholder value.”

Despite more than four months of posturing, Barrick has failed to address the key factors that continue to make its hostile bid undervalued:

  Failure to recognize asset quality: The Barrick bid does not pay full value for NovaGold’s high-quality, low-cost and strategically located world-class assets, including Galore Creek, NovaGold’s 70% interest in Donlin Creek and its 51% interest in Ambler, along with the Company’s Nome Operations.
  Failure to recognize that Barrick will likely not earn a greater interest at Donlin Creek: Barrick is two to three years behind the original schedule for Donlin Creek, and NovaGold believes Barrick cannot meet the back-in commitments required by the Mining Venture Agreement to earn an additional 40% interest in the project.
  Failure to recognize recent fundamental increases in value: NovaGold has significantly Increased Measured and Indicated gold and copper resources and added its first Proven and Probable Reserves since the launch of Barrick’s bid. In addition, NovaGold shares have increased in value by an annual compound growth rate of more than 70% over the past seven years, far outperforming the S&P TSX composite and gold indices.
  Discount to share price: The Barrick bid is below NovaGold’s current share price and its highs prior to the announcement of the offer. Clearly, Barrick’s goal is to gain control of NovaGold, but the current bid does not include a control premium for the Company.

  Discount to comparable transactions: The Barrick bid offers substantially less total enterprise value per ounce of resource than recent transactions, including previous Barrick acquisitions. Though Barrick recently acknowledged that NovaGold has significant copper assets, no additional value has been included for these substantial copper reserves and resources.

NovaGold notes that the gold and copper stock indices have increased 20 to 35% since the June/July and October market lows. Furthermore, NovaGold has completed a number of significant milestones since the bid was announced in July. These include: increases in NovaGold’s Measured and Indicated Resources, the start of construction at Rock Creek, an economic assessment of the Donlin Creek project, completion of key permitting steps at Galore Creek and the release of an independent Feasibility Study confirming Proven and Probable Reserves and the economics of the Galore Creek project.

Approaching value-adding milestones include: final selection of a joint venture and financing partner for Galore Creek; Board approval for the start of Galore Creek construction, upon receipt of permits; releasing results from the 2006 drilling programs at Donlin Creek, Galore Creek, Nome Operations and Ambler; and expected increases to resource estimates at all projects.

NovaGold will achieve the transition from explorer to producer with the start of gold production at Rock Creek mine, anticipated in mid-2007.

NovaGold’s management and Board of Directors continue to advise shareholders that the Barrick bid is undervalued and recommend that shareholders reject the bid and not tender their shares. They note that major shareholders, including the management team, continue to indicate they will not tender to Barrick’s US$16 per share offer.

Shareholders who have tendered their shares since midnight on November 21st can still withdraw their shares. Shareholders who wish to withdraw their tendered shares can contact Innisfree M&A Incorporated for assistance toll-free at 1-877-750-5837 or collect at 212-750-5833.

About Barrick’s Extended Unsolicited Takeover Bid for NovaGold

Barrick’s hostile takeover bid will expire at 9:00 PM Toronto time on December 6, 2006, with no increase to the amended offer of US$16.00 per share in cash. On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. Its recommendation is described in detail in the Notice of Change to the Directors’ Circular which is available at www.sec.gov, www.sedar.com and on NovaGold’s website at www.novagold.net.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated August 24, 2006 and October 30, 2006, and any amendments thereto when they become available, because they will contain important information. The Directors’ Circular, the Notices of Change to the Directors’ Circular and Solicitation/Recommendation Statement have been, and any future amendments will be, filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov. The Directors’ Circular and Notices of Change to the Directors’ Circular and any amendments will also be available at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the U.S. or Canadian securities regulatory authorities by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; the availability of financing; anticipated results of drilling programs, feasibility studies and other analyses; the success of Barrick’s attempt to earn an additional 40% interest in Donlin Creek; and NovaGold’s future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning Barrick and the Donlin Creek property, Pioneer Metals Corporation and the Galore Creek property and environmental litigation seeking to suspend permits and enjoin construction at the Rock Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek and other projects; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

This press release, NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular and other information released by NovaGold use the terms “reserves”, “proven reserves”, “probable reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release, NovaGold’s Directors’ Circular and the Notices of Changes to the Directors’ Circular, or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and any reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards. Enterprise value is calculated as the aggregate equity price offered by Barrick, plus debt, less cash. Enterprise value calculations are disclosed solely as a metric to broadly contrast the Barrick offer to comparable transactions in the context of NovaGold's significant resource base. Enterprise value is not a category or measure prescribed by NI 43-101 or Canadian or U.S. GAAP, and enterprise value as calculated by NovaGold may differ from calculations of enterprise value by other issuers or industry analysts. Enterprise value calculations should not be interpreted as suggesting that mineral resources have economic viability or that inferred resources will ever be upgraded to a higher category of resource.

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Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833

Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449